UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Nabriva Therapeutics AG

(Name of Issuer)

Common Shares, nominal value €1.00 per share, and

American Depositary Shares, each representing 1/10 of one Common Share

(Title of Class of Securities)

62957M104**

(CUSIP Number)

September 23, 2015

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**This CUSIP number is assigned the Issuer’s American Depositary Shares, each representing one tenth (1/10) of a Common Share.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities exchange Act of 1934 ("the Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62957M104		13 G

1	Names of Reporting Persons. HBM Healthcare Investments (Cayman) Ltd.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 275,988

	6	Shared Voting Power 0

	7	Sole Dispositive Power 275,988

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 275,988 (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 13.04% (3)

12	Type of Reporting Person* CO

(1)   This Schedule 13G is filed by HBM Healthcare Investments (Cayman) Ltd., a Cayman Islands limited company (“HBM Healthcare”), and HBM BioCapital Invest Ltd. a Cayman Islands limited company (“BioCapital Invest”, and together with HBM Healthcare, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)   Includes (1) 121,000 Common Shares, nominal value €1.00 per share of the Issuer (“Common Shares”) represented by 1,210,000 American Depository Shares of the Issuer (“ADS”), each ADS representing one tenth (1/10) of a Common Share and (2) 154,988 Common Shares.  The board of directors of HBM Healthcare has sole voting and investment power with respect to the shares held by such entity.  The board of directors of HBM Healthcare is comprised of Jean-Marc Lesieur, Richard Coles, Sophia Harris, Dr. Andreas Wicki, Paul Woodhouse and John Urquhart, none of whom has individual voting or investment power with respect to these shares and each of whom disclaim beneficial ownership of the shares held by HBM Healthcare, except to the extent of any pecuniary interest therein.

(3)   This percentage is calculated based upon the 2,116,121 Common Shares outstanding (including 135,000 Common Shares represented by 1,350,000 ADSs sold pursuant to the full exercise of the over-allotment option) following the closing of the Issuer’s public offering, as set forth in Issuer’s final prospectus filed with the Securities and Exchange Commission on September 21, 2015.

CUSIP No. 62957M104		13 G

1	Names of Reporting Persons. HBM BioCapital Invest Ltd.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 39,165

	6	Shared Voting Power 0

	7	Sole Dispositive Power 39,165

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 39,165 (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 1.85% (3)

12	Type of Reporting Person* CO

(1)   This Schedule 13G is filed by HBM Healthcare Investments (Cayman) Ltd., a Cayman Islands limited company (“HBM Healthcare”), and HBM BioCapital Invest Ltd. a Cayman Islands limited company (“BioCapital Invest”, and together HBM Healthcare, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)   Represents 39,165 shares of Common Stock held by BioCaptial Invest. The board of directors of BioCapital Invest has sole voting and investment power with respect to the shares held by such entity.  The board of directors of BioCapital Invest is comprised of Jean-Marc Lesieur and Dr. Andreas Wicki, neither of whom has individual voting or investment power with respect to these shares and each of whom disclaims beneficial ownership of the shares held by BioCapital Invest, except to the extent of any pecuniary interest therein.

(3)   This percentage is calculated based upon the 2,116,121 Common Shares outstanding (including 135,000 Common Shares represented by 1,350,000 ADSs sold pursuant to the full exercise of the over-allotment option) following the closing of the Issuer’s public offering, as set forth in Issuer’s final prospectus filed with the Securities and Exchange Commission on September 21, 2015.

Item 1
	(a)	Name of Issuer: Nabriva Therapeutics AG
	(b)	Address of Issuer’s Principal Executive Offices: Leberstrasse 20, 1110 Vienna, Austria

Item 2
	(a)	Name of Person(s) Filing: HBM Healthcare Investments (Cayman) Ltd. HBM BioCapital Invest Ltd.
(b)

Address of Principal Business Office:

HBM Healthcare Investments (Cayman) Ltd.

Governor’s Square, Suite #4-212-2

213 Lime Tree Bay Ave.

West Bay

Grand Cayman , Cayman Islands

HBM BioCapital Invest Ltd.

Governor’s Square, Suite #4-212-2

213 Lime Tree Bay Ave.

West Bay

Grand Cayman , Cayman Islands

	(c)	Citizenship: HBM Healthcare Investments (Cayman) Ltd. HBM BioCapital Invest Ltd.	- -	Cayman Islands, British West Indies Cayman Islands, British West Indies
	(d)	Title of Class of Securities: Common Shares , nominal value €1.00 per share, and American Depository Shares, each representing 1/10 of one Common Share.
	(e)	CUSIP Number: 62957M104 This CUSIP number is assigned to the Issuer’s American Depository Shares, each representing one-tenth (1/10) of a Common Share.

Item 3.	Not applicable.

Item 4.	Ownership.(1)
(a) Amount beneficially owned: HBM Healthcare Investments (Cayman) Ltd. — 275,988 HBM BioCapital Invest Ltd. — 39,165
(b) Percent of class: HBM Healthcare Investments (Cayman) Ltd. — 13.04% (1) HBM BioCapital Invest Ltd. - 1.85% (1)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote HBM Healthcare Investments (Cayman) Ltd. — 275,988 HBM BioCapital Invest Ltd. — 39,165
(ii) Shared power to vote or to direct the vote HBM Healthcare Investments (Cayman) Ltd. - 0 HBM BioCapital Invest Ltd. - 0
(iii) Sole power to dispose or to direct the disposition of HBM Healthcare Investments (Cayman) Ltd. — 275,988 HBM BioCapital Invest Ltd. — 39,165
(i) Shared power to dispose or to direct the disposition of HBM Healthcare Investments (Cayman) Ltd. - 0 HBM BioCapital Invest Ltd. - 0

(1)   This percentage is calculated based upon the 2,116,121 Common Shares outstanding (including 135,000 Common Shares represented by 1,350,000 ADSs sold pursuant to the full exercise of the over-allotment option) following the closing of the Issuer’s public offering, as set forth in Issuer’s final prospectus filed with the Securities and Exchange Commission on September 21, 2015.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   ☐

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8	Identification and Classification of Members of the Group.
Not applicable.

Item 9	Notice of Dissolution of Group.
Not applicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 5, 2015

HBM Healthcare Investments (Cayman) Ltd.

By:	/s/Jean-Marc Lesieur
Jean-Marc Lesieur, Managing Director

HBM BioCapital Invest Ltd.

By:	/s/Jean-Marc Lesieur
Jean-Marc Lesieur, Managing Director

Exhibit(s):

A - Joint Filing Statement

EXHIBIT A

JOINT FILING STATEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13G relating to the Common Shares and American Depository Shares of  Nabriva , Inc. is filed on behalf of each of us.

Dated: October 5, 2015

HBM Healthcare Investments (Cayman) Ltd.

By:	/s/Jean-Marc Lesieur
Jean-Marc Lesieur, Managing Director

HBM BioCapital Invest Ltd.

By:	/s/Jean-Marc Lesieur
Jean-Marc Lesieur, Managing Director